SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of November 2008
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐           No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Telvent GIT, S.A. (“Telvent”) announced today that, effective November 17, 2008, Bárbara Zubiría, Telvent’s current Chief Financial Reporting Officer and Head of Investor Relations, will also assume the responsibilities of Chief Accounting Officer. Raúl Agüera, Telvent’s former Chief Accounting Officer, will continue to hold responsibilities in Telvent’s accounting process reporting directly to Ms. Zubiria.
     In addition to her new responsibilities, Ms. Zubiría will continue to oversee Telvent’s global financial reporting process. Ms. Zubiria previously led, as Telvent’s Chief Audit Officer, the implementation and strengthening of Telvent’s internal controls over financial reporting following the initial public offering. Prior to joining Telvent in April 2005, she worked in public accounting, both in the United States and Spain, for seven years. Ms. Zubiría is a Certified Public Accountant (CPA) and holds a Bachelor of Business Administration, cum laude, with a specialty in Accounting, and a Masters of Science in Accounting and Auditing from Florida International University in Miami, Florida. She also recently completed a Management Development Program at IESE Business School in Madrid, Spain.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: November 18, 2008